AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 3, 1998

                 SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549


                         SCHEDULE 13E-4
                  ISSUER TENDER OFFER STATEMENT

 (Pursuant to Section 13(e) (1) of the Securities Exchange Act of 1934)
                       (Amendment No.1)

                         S&T BANCORP, INC.
                         (Name of issuer)

                         S&T BANCORP, INC.
               (Name of Person (s) Filing Statement)

              COMMON STOCK, $2.50 PAR VALUE PER SHARE
                  (Title of Class of Securities)

                            783859101
               (CUSIP Number of Class of Securities)

                          ROBERT E. ROUT
                     CHIEF FINANCIAL OFFICER
                         S&T BANCORP, INC.
                      800 PHILADELPHIA STREET
                        INDIANA, PA  15701
                          (412)-349-1800
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person (s) Filing Statement)

                             COPIES TO:
                          RICHARD E. BALTZ
                          ARNOLD & PORTER
                        555 TWELFTH STREET, N.W.
                        WASHINGTON,  D.C.  20004
                           (202) 942-5124
                         (202)942-5999 (FAX)

                           JANUARY 20, 1998
    (Date Tender Offer First Published, Sent or Given to Security Holders)

                      CALCULATION OF FILING FEE

    TRANSACTION VALUATION*                              AMOUNT OF FILING FEE*
    $73,500,000                                          $14,700**

*Calculated solely for the purpose of determining the filing fee, based upon the purchase of 1,500,000 shares at the maximum tender offer price of $49.00 per share.

**Previously paid.

{ } Check box if any of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid.

   Identify the previous filing by registration statement number, or the Form or or Schedule and the date of its filing.

    Amount Previously Paid:  NA                         Filing Party:  NA

    Form or Registration No:  NA                        Date Filed:  NA

   The Issuer Tender Offer Statement on Schedule 13E-4 dated January 20, 1998 relating to the offer by S&T Bancorp, Inc. (the "Company") to purchase up to 1,500,000 shares of the Company's common stock, $2.50 par value per share (the "Shares"), at per share prices specified by tendering shareholders not less than $46.00 nor in excess of $49.00 per Share,in cash, net to the shareholder, upon the terms and subject to the conditions set forth in the Company's Offer to Purchase dated January 20, 1998 and in the related Letter of Transmittal, is hereby amended to incorporate the information included in the exhibit referred to below.

    ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

              Item 9 hereby is amended to include the following exhibit:
              (a) (13)  Form of Letter to Shareholders of the Company dated
                              February 3, 1998.


                                               SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 13E-4 is true, complete and correct.

    February 3, 1998
                                               S&T BANCORP, INC.

                                               By:  /s/ James C. Miller
                                               James C. Miller,
                                               President and Chief Executive
                                               Officer

EXHIBIT ITEM 9 (a) (13)





						February 3, 1998







Dear Shareholder:



	As a follow-up to the material we mailed on

January 20, 1998, describing our Modified Dutch Tender

Offer, we thought it might be helpful to review with

you some of the most commonly asked questions.





Q.	Are there any commissions involved if I tender

my shares?



A.	No.  S&T will repurchase your shares if you

decide to tender, and there will be no brokerage

commissions involved.  This could result in a

substantial savings to you and you may want to contact

your broker and inquire about the commissions charged

if you sell the stock in the open market.





Q.	If the stock is trading at $48.50 (closing price

on February 2, 1998), why should I tender my shares?





A.	Prior to the announcement of S&T's tender offer,

S&T's stock traded in the range of $39.75 to $44.50

during December 1997 and January 1998.  Since the

commencement of S&T's tender offer to purchase up to

1,500,000 shares of stock at a price not less than

$46.00 nor in excess of $49.00, the stock has traded

in the range of $45.75 to $49.00.  The current trading

range for S&T's stock represents a premium ranging

from 5% to 12% over the stock's closing price on

January 15, 1998.  There can be no assurance that

after the expiration of S&T's offer that the stock

will continue to trade in this price range.





Q.	What taxes would I pay if I tender my shares?



A.	We cannot provide you with any tax advice and

would recommend that you contact your tax advisor.

However, we can tell you that Congress reduced the

capital gains tax rates with the passage of the 1997

Tax Act.  The top rate applicable to long term capital

gains has dropped to 20% (or 10% for taxpayers in the

15% tax bracket) for capital assets held for more than

18 months.







Q.	If I chose not to tender, do I have to return

any forms?



A.	No.  You only need to return the blue

transmittal letter and your certificates if you are

tendering.





	While we cannot recommend whether you should

tender your shares or not, we wanted to clarify some

of the issues that you have asked us or Corporate

Investor Communications, Inc. (CIC), our Information

Agent.  The choice is yours.  If you have any

additional questions, please call us at 1-800-325-BANK

or call CIC at 1-800-201-9605.





Sincerely,







James C. Miller

President and Chief Executive Officer



JCM:jz